MTU Aero Engines

RECEIVED

BY COURIER

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington, DC 20549

07024522

München, 11.06.2007

MTU Aero Engines Holding AG: Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

PROCESSED
JUN 21 2007
THOMSON
FINANCIAL

SUPPL

Ladies and Gentlemen:

With reference to the exemption from registration under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded to a foreign private issuer pursuant to Rule 12g3-2(b) thereunder, we hereby furnish the following documents to the Securities and Exchange Commission (the "SEC"):

a) Notification of securities transactions by a member of the management board, dated June 1, 2007

b) Notification of securities transactions by a member of the management board, dated June 6, 2007

c) Notification of securities transactions by a member of the supervisory board, dated June 1, 2007

d) Notification of securities transactions by a member of the supervisory board, dated June 5, 2007

The information furnished pursuant to this letter is being submitted under paragraph (b)(1) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject MTU Aero Engines Holding AG to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that MTU Aero Engines Holding AG is subject to the Exchange Act.

dlw 6/20

MTU Aero Engines

RECEIVED

2007 JUN 15 A 7:41

If you have any question or comment in connection with the information furnished, please call the undersigned at +49-89-1489-3804.

Very truly yours,

Ulrich Passow
General Counsel
Encl.

FERINO, Petra

RECEIVED

Von: newsroom@dgap.de
Gesendet: Mittwoch, 6. Juni 2007 17:03
An: FERINO, Petra
Betreff: Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung


EquityStory AG
DGAP
ONLINE INVESTOR RELATIONS

Bestätigung über die Veröffentlichung einer Directors-Dealings-Mitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung 'Directors-Dealings-Mitteilung' vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Anlagen:

Mitteilung (Deutsch)

Verbreitungsnetzwerk

Mitteilung

Mitteilung über Geschäfte von Führungspersonen nach §15a WpHG

Director's-Dealings-Mitteilung übermittelt durch die DGAP.
Für den Inhalt der Mitteilung ist der Mitteilungspflichtige verantwortlich.

-

Angaben zum Mitteilungspflichtigen
Firma: Udo Stark Vermögensverwaltungs KG c/o MTU Aero Engines Holding AG

Person mit Führungsaufgabe welche die Mitteilungspflicht der juristischen Person auslöst
Angaben zur Person mit Führungsaufgaben
Funktion: Geschäftsführendes Organ

Angaben zum mitteilungspflichtigen Geschäft

Bezeichnung des Finanzinstruments: Call Option
ISIN/WKN des Finanzinstruments:
Geschäftsart: Verkauf
Datum: 01.06.2007
Kurs/Preis: 5,00
Währung: EUR
Stückzahl: 100000,00
Gesamtvolumen: 500000,00
Ort: außerbörslich

Zusatzangaben zu Derivaten
Bezeichnung des Basisinstrumentes: Aktie
Underlying (WKN/ISIN): DE000A0D9PT0
Preismultiplikator:
Basispreis: 46,00
Währung: EUR
Fälligkeit des Derivates: 20.06.2008

Angaben zum veröffentlichungspflichtigen Unternehmen

Emittent: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

Ende der Directors' Dealings-Mitteilung (c) DGAP 06.06.2007

ID 2494

-

Ende der Mitteilung

Verbreitungsnetzwerk: TUG-Garantie

Diese Mitteilung wurde folgenden Medien zugeleitet

Elektronische Verbreitungssysteme:

	Verbreitungsystem	Einspeisung
	Bloomberg	06.06.2007 17:01
	Reuters	06.06.2007 17:01
vwd:	vwd	06.06.2007 17:01

Auswahl aus dem deutschen Medienbündel:

	Medium	Zuleitung
	Dow Jones	06.06.2007 17:01
	dpa-afx	06.06.2007 17:01
	dgap.de	06.06.2007 17:01
	FTD	06.06.2007 17:01

Europäsiche Medien:

	Land	Medium	Zuleitung
	Belgien	L'Echo	06.06.2007 17:01
	Belgien	De Tijd	06.06.2007 17:01
	Belgien	Belga	06.06.2007 17:01
	Bulgarien	Pari	06.06.2007 17:01
	Bulgarien	econ.bg	06.06.2007 17:01
	Bulgarien	BTA	06.06.2007 17:01
	Dänemark	Borsen	06.06.2007 17:01
	Dänemark	ErhvervsBladet	06.06.2007 17:01
	Estland	Postimees	06.06.2007 17:01
	Estland	Eesti Ekspress	06.06.2007 17:01
	Estland/Lettland/Litauen	BNS	06.06.2007 17:01
	Finnland	Kauppalehti Oy	06.06.2007 17:01
	Finnland	Helsingin Sanomat	06.06.2007 17:01
	Frankreich	Les Echos	06.06.2007 17:01
	Frankreich	boursier.com	06.06.2007 17:01
	Frankreich	AFP	06.06.2007 17:01
	Griechenland	Express	06.06.2007 17:01

Griechenland	Reporter.gr	06.06.2007 17:01
Griechenland	ANA	06.06.2007 17:01
Großbritannien	The Financial Times	06.06.2007 17:01
Großbritannien	FT.com	06.06.2007 17:01
Großbritannien/Irland	Press Association	06.06.2007 17:01
Irland	Irish Independent	06.06.2007 17:01
Irland	The Irish Times	06.06.2007 17:01
Island	Vidskiptabladid	06.06.2007 17:01
Island	mbl.is	06.06.2007 17:01
Italien	Il Sole 24 Ore	06.06.2007 17:01
Italien	AGI	06.06.2007 17:01
Kroatien	Poslovni dnevnik	06.06.2007 17:01
Kroatien	Banka magazine	06.06.2007 17:01
Kroatien	Hina	06.06.2007 17:01
Lettland	Dienas Bizness	06.06.2007 17:01
Lettland	FinanceNet	06.06.2007 17:01
Liechtenstein	Liechtensteiner Volksblatt	06.06.2007 17:01
Liechtenstein	Radio Liechtenstein	06.06.2007 17:01
Litauen	Verslo Zinios	06.06.2007 17:01
Luxemburg	Luxemburger Wort	06.06.2007 17:01
Luxemburg	wort.lu	06.06.2007 17:01
Malta	Independent	06.06.2007 17:01
Malta	The Times of Malta	06.06.2007 17:01
Niederlande	Financieele Dagblad	06.06.2007 17:01

	Niederlande	IEX.nl	06.06.2007 17:01
	Niederlande	ANP	06.06.2007 17:01
	Norwegen	aftenposten.no	06.06.2007 17:01
	Norwegen	Aftenposten	06.06.2007 17:01
	Norwegen	NTB	06.06.2007 17:01
	Polen	Gazeta Prawna	06.06.2007 17:01
	Polen	Parkiet	06.06.2007 17:01
	Polen	PAP	06.06.2007 17:01
	Portugal	Expresso	06.06.2007 17:01
	Portugal	Lusa	06.06.2007 17:01
	Portugal	Diario Economico	06.06.2007 17:01
	Rumänien	Capital	06.06.2007 17:01
	Rumänien	Ziarul financiar	06.06.2007 17:01
	Rumänien	Rompres	06.06.2007 17:01
	Schweden	Dagens Industri	06.06.2007 17:01
	Schweden	e24	06.06.2007 17:01
	Schweiz	AWP	06.06.2007 17:01
	Schweiz	Finanz und Wirtschaft	06.06.2007 17:01
	Schweiz	finanzinfo.ch	06.06.2007 17:01
	Skandinavien / Baltikum	OMX Group	06.06.2007 17:01
	Slowakei	Hospodarske noviny	06.06.2007 17:01
	Slowakei	oPeniazoch	06.06.2007 17:01
	Slowakei	TASR	06.06.2007 17:01
	Slowenien	Finance	06.06.2007 17:01

	Slowenien	Kapital (not daily)	06.06.2007 17:01
	Slowenien	STA	06.06.2007 17:01
	Spanien	La Gacetta	06.06.2007 17:01
	Spanien	CincoDias	06.06.2007 17:01
	Spanien	EFE	06.06.2007 17:01
	Tschechische Republik	Hospodarske Noviny	06.06.2007 17:01
	Tschechische Republik	hn.ihned.cz	06.06.2007 17:01
	Tschechische Republik	CTK	06.06.2007 17:01
	Ungarn	MTI	06.06.2007 17:01
	Ungarn	magyartokepiac.hu	06.06.2007 17:01
	Ungarn	Magyar Tokepiac	06.06.2007 17:01
	Zypern	xak.com	06.06.2007 17:01
	Zypern	CNA	06.06.2007 17:01
	Zypern	Financial Mirror	06.06.2007 17:01
	Österreich	WirtschaftsBlatt	06.06.2007 17:01
	Österreich	wirtschaftsblatt.at	06.06.2007 17:01
	Österreich	APA	06.06.2007 17:01

FERINO, Petra

RECEIVED

Von: newsroom@dgap.de
Gesendet: Mittwoch, 6. Juni 2007 17:09
An: FERINO, Petra
Betreff: Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung


EquityStory AG
DGAP
ONLINE INVESTOR RELATIONS

Bestätigung über die Veröffentlichung einer Directors-Dealings-Mitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung 'Directors-Dealings-Mitteilung' vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Anlagen:

Mitteilung (Deutsch)

Mitteilung (Englisch)

Verbreitungsnetzwerk

Mitteilung

Mitteilung über Geschäfte von Führungspersonen nach §15a WpHG

Director's-Dealings-Mitteilung übermittelt durch die DGAP.
Für den Inhalt der Mitteilung ist der Mitteilungspflichtige verantwortlich.

-

Angaben zum Mitteilungspflichtigen
Name: Steffens Dr.
Vorname: Klaus
Firma: c/o MTU Aero Engines Holding AG

Funktion: Verwaltungs- oder Aufsichtsorgan

Angaben zum mitteilungspflichtigen Geschäft

Bezeichnung des Finanzinstruments: MTU Aero Engines Holding AG Namens-Aktien o.N.
ISIN/WKN des Finanzinstruments: DE000A0D9PT0
Geschäftsart: Verkauf
Datum: 01.06.2007
Kurs/Preis: 46,40
Währung: EUR
Stückzahl: 2000
Gesamtvolumen: 92800,00
Ort: Xetra

Angaben zum veröffentlichungspflichtigen Unternehmen

Emittent: MTU Aero Engines Holding AG
Dachauer Straße 66 5
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

Ende der Directors' Dealings-Mitteilung (c) DGAP 06.06.2007

ID 2518

-

Ende der Mitteilung

Announcement

Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the WpHG

Directors' Dealings notification transmitted by DGAP - a company of EquityStory AG.
The person with duty of notification is solely responsible for the content of this announcement.

-

Details of the person subject to the disclosure requirement
Last name: Steffens Dr.
First name: Klaus
Company: c/o MTU Aero Engines Holding AG

Position: Member of an administrative or supervisory body

Information about the transaction with duty of notification

Description of the financial instrument: MTU Aero Engines Holding AG Ordinary Shares
ISIN/WKN of the financial instrument: DE000A0D9PT0
Type of transaction: Sale
Date: 01.06.2007
Price: 46.40
Currency: EUR
No. of items: 2000
Total amount traded: 92800.00
Place:

Information about the company with duty of publication

Issuer: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

End of Directors' Dealings Notification (c) DGAP 06.06.2007

ID 2518

-

End of news

Verbreitungsnetzwerk: TUG-Garantie

Diese Mitteilung wurde folgenden Medien zugeleitet

Elektronische Verbreitungssysteme:

Verbreitungsystem	Einspeisung
Bloomberg	06.06.2007 17:07
Reuters	06.06.2007 17:07
vwd	06.06.2007 17:07

Auswahl aus dem deutschen Medienbündel:

Medium	Zuleitung
Dow Jones	06.06.2007 17:07
dpa-afx	06.06.2007 17:07
dgap.de	06.06.2007 17:07
FTD	06.06.2007 17:07

Europäsiche Medien:

Land	Medium	Zuleitung

Belgien	L'Echo	06.06.2007 17:07
Belgien	De Tijd	06.06.2007 17:07
Belgien	Belga	06.06.2007 17:07
Bulgarien	Pari	06.06.2007 17:07
Bulgarien	econ.bg	06.06.2007 17:07
Bulgarien	BTA	06.06.2007 17:07
Dänemark	Borsen	06.06.2007 17:07
Dänemark	ErhvervsBladet	06.06.2007 17:07
Estland	Postimees	06.06.2007 17:07
Estland	Eesti Ekspress	06.06.2007 17:07
Estland/Lettland/Litauen	BNS	06.06.2007 17:07
Finnland	Kauppalehti Oy	06.06.2007 17:07
Finnland	Helsingin Sanomat	06.06.2007 17:07
Frankreich	Les Echos	06.06.2007 17:07
Frankreich	boursier.com	06.06.2007 17:07
Frankreich	AFP	06.06.2007 17:07
Griechenland	Express	06.06.2007 17:07
Griechenland	Reporter.gr	06.06.2007 17:07
Griechenland	ANA	06.06.2007 17:07
Großbritannien	The Financial Times	06.06.2007 17:07
Großbritannien	FT.com	06.06.2007 17:07
Großbritannien/Irland	Press Association	06.06.2007 17:07
Irland	Irish Independent	06.06.2007 17:07
Irland	The Irish Times	06.06.2007 17:07

Island	Vidskiptabladid	06.06.2007 17:07
Island	mbl.is	06.06.2007 17:07
Italien	Il Sole 24 Ore	06.06.2007 17:07
Italien	AGI	06.06.2007 17:07
Kroatien	Poslovni dnevnik	06.06.2007 17:07
Kroatien	Banka magazine	06.06.2007 17:07
Kroatien	Hina	06.06.2007 17:07
Lettland	Dienas Bizness	06.06.2007 17:07
Lettland	FinanceNet	06.06.2007 17:07
Liechtenstein	Liechtensteiner Volksblatt	06.06.2007 17:07
Liechtenstein	Radio Liechtenstein	06.06.2007 17:07
Litauen	Verslo Zinios	06.06.2007 17:07
Luxemburg	Luxemburger Wort	06.06.2007 17:07
Luxemburg	wort.lu	06.06.2007 17:07
Malta	Independent	06.06.2007 17:07
Malta	The Times of Malta	06.06.2007 17:07
Niederlande	Financieele Dagblad	06.06.2007 17:07
Niederlande	IEX.nl	06.06.2007 17:07
Niederlande	ANP	06.06.2007 17:07
Norwegen	aftenposten.no	06.06.2007 17:07
Norwegen	Aftenposten	06.06.2007 17:07
Norwegen	NTB	06.06.2007 17:07
Polen	Gazeta Prawna	06.06.2007 17:07
Polen	Parkiet	06.06.2007 17:07

Polen	PAP	06.06.2007 17:07
Portugal	Expresso	06.06.2007 17:07
Portugal	Lusa	06.06.2007 17:07
Portugal	Diario Economico	06.06.2007 17:07
Rumänien	Capital	06.06.2007 17:07
Rumänien	Ziarul financiar	06.06.2007 17:07
Rumänien	Rompres	06.06.2007 17:07
Schweden	Dagens Industri	06.06.2007 17:07
Schweden	e24	06.06.2007 17:07
Schweiz	AWP	06.06.2007 17:07
Schweiz	Finanz und Wirtschaft	06.06.2007 17:07
Schweiz	finanzinfo.ch	06.06.2007 17:07
Skandinavien / Baltikum	OMX Group	06.06.2007 17:07
Slowakei	Hospodarske noviny	06.06.2007 17:07
Slowakei	oPeniazoch	06.06.2007 17:07
Slowakei	TASR	06.06.2007 17:07
Slowenien	Finance	06.06.2007 17:07
Slowenien	Kapital (not daily)	06.06.2007 17:07
Slowenien	STA	06.06.2007 17:07
Spanien	La Gacetta	06.06.2007 17:07
Spanien	CincoDias	06.06.2007 17:07
Spanien	EFE	06.06.2007 17:07
Tschechische Republik	Hospodarske Noviny	06.06.2007 17:07
Tschechische Republik	hn.ihned.cz	06.06.2007 17:07

	Tschechische Republik	CTK	06.06.2007 17:07
	Ungarn	MTI	06.06.2007 17:07
	Ungarn	magyartokepiac.hu	06.06.2007 17:07
	Ungarn	Magyar Tokepiac	06.06.2007 17:07
	Zypern	xak.com	06.06.2007 17:07
	Zypern	CNA	06.06.2007 17:07
	Zypern	Financial Mirror	06.06.2007 17:07
	Österreich	WirtschaftsBlatt	06.06.2007 17:07
	Österreich	wirtschaftsblatt.at	06.06.2007 17:07
	Österreich	APA	06.06.2007 17:07

FERINO, Petra

RECEIVED

Von:	newsroom@dgap.de
Gesendet:	Mittwoch, 6. Juni 2007 17:15
An:	FERINO, Petra
Betreff:	Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung

EquityStory AG | DGAP

ONLINE INVESTOR RELATIONS



Bestätigung über die Veröffentlichung einer Directors-Dealings-Mitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung 'Directors-Dealings-Mitteilung' vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Anlagen:

Mitteilung (Deutsch)

Mitteilung (Englisch)

Verbreitungsnetzwerk

Mitteilung

Mitteilung über Geschäfte von Führungspersonen nach §15a WpHG

Director's-Dealings-Mitteilung übermittelt durch die DGAP.
Für den Inhalt der Mitteilung ist der Mitteilungspflichtige verantwortlich.

Angaben zum Mitteilungspflichtigen
Name: Steffens Dr.
Vorname: Klaus
Firma: c/o MTU Aero Engines Holding AG

Funktion: Verwaltungs- oder Aufsichtsorgan

Angaben zum mitteilungspflichtigen Geschäft

Bezeichnung des Finanzinstruments: MTU Aeo Engines Holding AG Namens-Aktien o.N.
ISIN/WKN des Finanzinstruments: DE000A0D9PT0
Geschäftsart: Verkauf
Datum: 05.06.2007
Kurs/Preis: 47,27
Währung: EUR
Stückzahl: 2000
Gesamtvolumen: 94540,00
Ort: Frankfurt

Angaben zum veröffentlichungspflichtigen Unternehmen

Emittent: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

Ende der Directors' Dealings-Mitteilung (c) DGAP 06.06.2007

ID 2521

-

Ende der Mitteilung

Announcement

Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the WpHG

Directors' Dealings notification transmitted by DGAP - a company of EquityStory AG.
The person with duty of notification is solely responsible for the content of this announcement.

-

Details of the person subject to the disclosure requirement
Last name: Steffens Dr.
First name: Klaus
Company: c/o MTU Aero Engines Holding AG

Position: Member of an administrative or supervisory body

Information about the transaction with duty of notification

Description of the financial instrument: MTU Aero Engines Holding AG Ordinary Shares
ISIN/WKN of the financial instrument: DE000A0D9PT0
Type of transaction: Sale
Date: 05.06.2007
Price: 47.27
Currency: EUR
No. of items: 2000
Total amount traded: 94540.00
Place:

Information about the company with duty of publication

Issuer: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

End of Directors' Dealings Notification (c) DGAP 06.06.2007

ID 2521

-

End of news

DGAP regulatory service
DGAP regualtory service is a service of DGAP mbH a company of EquityStory AG. EquityStory AG is not liable for inaccuracies or delays in contents or any system failures. EquityStory AG´s Standard Terms and Conditions apply. If you want to pass on, save or use the contents of DGAP mbH´s services commercially, please contact our news distribution at ph: +49(0)89 210298-33.

Verbreitungsnetzwerk: TUG-Garantie

Diese Mitteilung wurde folgenden Medien zugeleitet

Elektronische Verbreitungssysteme:

Verbreitungsystem	Einspeisung
Bloomberg	06.06.2007 17:12
Reuters	06.06.2007 17:12
vwd: vwd	06.06.2007 17:12

Auswahl aus dem deutschen Medienbündel:

Medium	Zuleitung
Dow Jones	06.06.2007 17:12
dpa-afx	06.06.2007 17:12
dgap.de	06.06.2007 17:12
FTD	06.06.2007 17:12

Europäsiche Medien:

Land	Medium	Zuleitung

Belgien	L'Echo	06.06.2007 17:12
Belgien	De Tijd	06.06.2007 17:12
Belgien	Belga	06.06.2007 17:12
Bulgarien	Pari	06.06.2007 17:12
Bulgarien	econ.bg	06.06.2007 17:12
Bulgarien	BTA	06.06.2007 17:12
Dänemark	Borsen	06.06.2007 17:12
Dänemark	ErhvervsBladet	06.06.2007 17:12
Estland	Postimees	06.06.2007 17:12
Estland	Eesti Ekspress	06.06.2007 17:12
Estland/Lettland/Litauen	BNS	06.06.2007 17:12
Finnland	Kauppalehti Oy	06.06.2007 17:12
Finnland	Helsingin Sanomat	06.06.2007 17:12
Frankreich	Les Echos	06.06.2007 17:12
Frankreich	boursier.com	06.06.2007 17:12
Frankreich	AFP	06.06.2007 17:12
Griechenland	Express	06.06.2007 17:12
Griechenland	Reporter.gr	06.06.2007 17:12
Griechenland	ANA	06.06.2007 17:12
Großbritannien	The Financial Times	06.06.2007 17:12
Großbritannien	FT.com	06.06.2007 17:12
Großbritannien/Irland	Press Association	06.06.2007 17:12
Irland	Irish Independent	06.06.2007 17:12
Irland	The Irish Times	06.06.2007 17:12

Island	Vidskiptabladid	06.06.2007 17:12
Island	mbl.is	06.06.2007 17:12
Italien	Il Sole 24 Ore	06.06.2007 17:12
Italien	AGI	06.06.2007 17:12
Kroatien	Poslovni dnevnik	06.06.2007 17:12
Kroatien	Banka magazine	06.06.2007 17:12
Kroatien	Hina	06.06.2007 17:12
Lettland	Dienas Bizness	06.06.2007 17:12
Lettland	FinanceNet	06.06.2007 17:12
Liechtenstein	Liechtensteiner Volksblatt	06.06.2007 17:12
Liechtenstein	Radio Liechtenstein	06.06.2007 17:12
Litauen	Verslo Zinios	06.06.2007 17:12
Luxemburg	Luxemburger Wort	06.06.2007 17:12
Luxemburg	wort.lu	06.06.2007 17:12
Malta	Independent	06.06.2007 17:12
Malta	The Times of Malta	06.06.2007 17:12
Niederlande	Financieele Dagblad	06.06.2007 17:12
Niederlande	IEX.nl	06.06.2007 17:12
Niederlande	ANP	06.06.2007 17:12
Norwegen	aftenposten.no	06.06.2007 17:12
Norwegen	Aftenposten	06.06.2007 17:12
Norwegen	NTB	06.06.2007 17:12
Polen	Gazeta Prawna	06.06.2007 17:12
Polen	Parkiet	06.06.2007 17:12

Polen	PAP	06.06.2007 17:12
Portugal	Expresso	06.06.2007 17:12
Portugal	Lusa	06.06.2007 17:12
Portugal	Diario Economico	06.06.2007 17:12
Rumänien	Capital	06.06.2007 17:12
Rumänien	Ziarul financiar	06.06.2007 17:12
Rumänien	Rompres	06.06.2007 17:12
Schweden	Dagens Industri	06.06.2007 17:12
Schweden	e24	06.06.2007 17:12
Schweiz	AWP	06.06.2007 17:12
Schweiz	Finanz und Wirtschaft	06.06.2007 17:12
Schweiz	finanzinfo.ch	06.06.2007 17:12
Skandinavien / Baltikum	OMX Group	06.06.2007 17:12
Slowakei	Hospodarske noviny	06.06.2007 17:12
Slowakei	oPeniazoch	06.06.2007 17:12
Slowakei	TASR	06.06.2007 17:12
Slowenien	Finance	06.06.2007 17:12
Slowenien	Kapital (not daily)	06.06.2007 17:12
Slowenien	STA	06.06.2007 17:12
Spanien	La Gacetta	06.06.2007 17:12
Spanien	CincoDias	06.06.2007 17:12
Spanien	EFE	06.06.2007 17:12
Tschechische Republik	Hospodarske Noviny	06.06.2007 17:12
Tschechische Republik	hn.ihned.cz	06.06.2007 17:12

	Tschechische Republik	CTK	06.06.2007 17:12
	Ungarn	MTI	06.06.2007 17:12
	Ungarn	magyartokepiac.hu	06.06.2007 17:12
	Ungarn	Magyar Tokepiac	06.06.2007 17:12
	Zypern	xak.com	06.06.2007 17:12
	Zypern	CNA	06.06.2007 17:12
	Zypern	Financial Mirror	06.06.2007 17:12
	Österreich	WirtschaftsBlatt	06.06.2007 17:12
	Österreich	wirtschaftsblatt.at	06.06.2007 17:12
	Österreich	APA	06.06.2007 17:12

Von: newsroom@dgap.de
Gesendet: Mittwoch, 6. Juni 2007 17:21
An: FERINO, Petra
Betreff: Bestätigungüber die Veröffentlichung einer Directors-Dealings-Mitteilung

EquityStory.AG | DGAP

ONLINE INVESTOR RELATIONS



Bestätigung über die Veröffentlichung einer Directors-Dealings-Mitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung 'Directors-Dealings-Mitteilung' vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Anlagen:

Mitteilung (Deutsch)

Mitteilung (Englisch)

Verbreitungsnetzwerk

Mitteilung

Mitteilung über Geschäfte von Führungspersonen nach §15a WpHG

Director's-Dealings-Mitteilung übermittelt durch die DGAP.
Für den Inhalt der Mitteilung ist der Mitteilungspflichtige verantwortlich.

-

Angaben zum Mitteilungspflichtigen
Firma: Udo Stark Vermögensverwaltungs KG c/o MTU Aero Engines Holding AG

Person mit Führungsaufgabe welche die Mitteilungspflicht der juristischen Person auslöst
Angaben zur Person mit Führungsaufgaben
Funktion: Geschäftsführendes Organ

Angaben zum mitteilungspflichtigen Geschäft

Bezeichnung des Finanzinstruments: MTU Aero Engines Holding AG Namens-Aktien o.N.
ISIN/WKN des Finanzinstruments: DE000A0D9PT0
Geschäftsart: Verkauf
Datum: 06.06.2007
Kurs/Preis: 47,21
Währung: EUR
Stückzahl: 25000
Gesamtvolumen: 1180250,00
Ort: ausserbö rslich

Angaben zum veröffentlichungspflichtigen Unternehmen

Emittent: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

Ende der Directors' Dealings-Mitteilung (c) DGAP 06.06.2007

ID 2522

-

Ende der Mitteilung

Announcement

Notification concerning transactions by persons performing managerial responsibilities pursuant to section 15a of the WpHG

Directors' Dealings notification transmitted by DGAP - a company of EquityStory AG.
The person with duty of notification is solely responsible for the content of this announcement.

-

Details of the person subject to the disclosure requirement
Company: Udo Stark Vermögensverwaltungs KG c/o MTU Aero Engines Holding AG

Person performing managerial responsibilities, triggering the disclosure requirement for the legal person
Details of the person performing managerial responsibilities
Position: Member of a managing body

Information about the transaction with duty of notification

Description of the financial instrument: MTU Aero Engines Holding AG Ordinary Shares**ISIN/WKN of the financial instrument: DE000A0D9PT0**
Type of transaction: Sale
Date: 06.06.2007
Price: 47.21
Currency: EUR
No. of items: 25000
Total amount traded: 1180250.00
Place: over the counter

Information about the company with duty of publication

Issuer: MTU Aero Engines Holding AG
Dachauer Straße 665
80995 München
Deutschland
ISIN: DE000A0D9PT0
WKN: A0D9PT

End of Directors' Dealings Notification (c) DGAP 06.06.2007

ID 2522

-

End of news

DGAP regulatory service
DGAP regualtory service is a service of DGAP mbH a company of EquityStory AG. EquityStory AG is not liable for inaccuracies or delays in contents or any system failures. EquityStory AG´s Standard Terms and Conditions apply. If you want to pass on, save or use the contents of DGAP mbH´s services commercially, please contact our news distribution at ph: +49(0)89 210298-33.

Verbreitungsnetzwerk: TUG-Garantie

Diese Mitteilung wurde folgenden Medien zugeleitet

Elektronische Verbreitungssysteme:

Verbreitungsystem	Einspeisung
Bloomberg	06.06.2007 17:18
Reuters	06.06.2007 17:18
vwd	06.06.2007 17:18

Auswahl aus dem deutschen Medienbündel:

Medium	Zuleitung
Dow Jones	06.06.2007 17:18
dpa-afx	06.06.2007 17:18
dgap.de	06.06.2007 17:18
FTD	06.06.2007 17:18

Europäsiche Medien:

Land	Medium	Zuleitung

Belgien	L'Echo	06.06.2007 17:18
Belgien	De Tijd	06.06.2007 17:18
Belgien	Belga	06.06.2007 17:18
Bulgarien	Pari	06.06.2007 17:18
Bulgarien	econ.bg	06.06.2007 17:18
Bulgarien	BTA	06.06.2007 17:18
Dänemark	Borsen	06.06.2007 17:18
Dänemark	ErhvervsBladet	06.06.2007 17:18
Estland	Postimees	06.06.2007 17:18
Estland	Eesti Ekspress	06.06.2007 17:18
Estland/Lettland/Litauen	BNS	06.06.2007 17:18
Finnland	Kauppalehti Oy	06.06.2007 17:18
Finnland	Helsingin Sanomat	06.06.2007 17:18
Frankreich	Les Echos	06.06.2007 17:18
Frankreich	boursier.com	06.06.2007 17:18
Frankreich	AFP	06.06.2007 17:18
Griechenland	Express	06.06.2007 17:18
Griechenland	Reporter.gr	06.06.2007 17:18
Griechenland	ANA	06.06.2007 17:18
Großbritannien	The Financial Times	06.06.2007 17:18
Großbritannien	FT.com	06.06.2007 17:18
Großbritannien/Irland	Press Association	06.06.2007 17:18
Irland	Irish Independent	06.06.2007 17:18
Irland	The Irish Times	06.06.2007 17:18

Island	Vidskiptabladid	06.06.2007 17:18
Island	mbl.is	06.06.2007 17:18
Italien	Il Sole 24 Ore	06.06.2007 17:18
Italien	AGI	06.06.2007 17:18
Kroatien	Poslovni dnevnik	06.06.2007 17:18
Kroatien	Banka magazine	06.06.2007 17:18
Kroatien	Hina	06.06.2007 17:18
Lettland	Dienas Bizness	06.06.2007 17:18
Lettland	FinanceNet	06.06.2007 17:18
Liechtenstein	Liechtensteiner Volksblatt	06.06.2007 17:18
Liechtenstein	Radio Liechtenstein	06.06.2007 17:18
Litauen	Verslo Zinios	06.06.2007 17:18
Luxemburg	Luxemburger Wort	06.06.2007 17:18
Luxemburg	wort.lu	06.06.2007 17:18
Malta	Independent	06.06.2007 17:18
Malta	The Times of Malta	06.06.2007 17:18
Niederlande	Financieele Dagblad	06.06.2007 17:18
Niederlande	IEX.nl	06.06.2007 17:18
Niederlande	ANP	06.06.2007 17:18
Norwegen	aftenposten.no	06.06.2007 17:18
Norwegen	Aftenposten	06.06.2007 17:18
Norwegen	NTB	06.06.2007 17:18
Polen	Gazeta Prawna	06.06.2007 17:18
Polen	Parkiet	06.06.2007 17:18

	Polen	PAP	06.06.2007 17:18
	Portugal	Expresso	06.06.2007 17:18
	Portugal	Lusa	06.06.2007 17:18
	Portugal	Diario Economico	06.06.2007 17:18
	Rumänien	Capital	06.06.2007 17:18
	Rumänien	Ziarul financiar	06.06.2007 17:18
	Rumänien	Rompres	06.06.2007 17:18
	Schweden	Dagens Industri	06.06.2007 17:18
	Schweden	e24	06.06.2007 17:18
	Schweiz	AWP	06.06.2007 17:18
	Schweiz	Finanz und Wirtschaft	06.06.2007 17:18
	Schweiz	finanzinfo.ch	06.06.2007 17:18
	Skandinavien / Baltikum	OMX Group	06.06.2007 17:18
	Slowakei	Hospodarske noviny	06.06.2007 17:18
	Slowakei	oPeniazoch	06.06.2007 17:18
	Slowakei	TASR	06.06.2007 17:18
	Slowenien	Finance	06.06.2007 17:18
	Slowenien	Kapital (not daily)	06.06.2007 17:18
	Slowenien	STA	06.06.2007 17:18
	Spanien	La Gacetta	06.06.2007 17:18
	Spanien	CincoDias	06.06.2007 17:18
	Spanien	EFE	06.06.2007 17:18
	Tschechische Republik	Hospodarske Noviny	06.06.2007 17:18
	Tschechische Republik	hn.ihned.cz	06.06.2007 17:18

	Tschechische Republik	CTK	06.06.2007 17:18
	Ungarn	MTI	06.06.2007 17:18
	Ungarn	magyartokepiac.hu	06.06.2007 17:18
	Ungarn	Magyar Tokepiac	06.06.2007 17:18
	Zypern	xak.com	06.06.2007 17:18
	Zypern	CNA	06.06.2007 17:18
	Zypern	Financial Mirror	06.06.2007 17:18
	Österreich	WirtschaftsBlatt	06.06.2007 17:18
	Österreich	wirtschaftsblatt.at	06.06.2007 17:18
	Österreich	APA	06.06.2007 17:18

END